Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Syros Pharmaceuticals, Inc.

(Name of Issuer)

Common stock, $0.001 par value

(Title of Class of Securities)

87184Q206

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87184Q206	Schedule 13G	Page 1 of 9

1	Names of Reporting Persons Ally Bridge MedAlpha Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 570,976
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 570,976

9	Aggregate Amount Beneficially Owned by Each Reporting Person 570,976
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.6%
12	Type of Reporting Person PN

CUSIP No. 87184Q206	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons Ally Bridge Group (NY) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 570,976
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 570,976

9	Aggregate Amount Beneficially Owned by Each Reporting Person 570,976
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.6%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87184Q206	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons ABG Management Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 570,976
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 570,976

9	Aggregate Amount Beneficially Owned by Each Reporting Person 570,976
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.6%
12	Type of Reporting Person CO

CUSIP No. 87184Q206	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons Fan Yu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 570,976
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 570,976

9	Aggregate Amount Beneficially Owned by Each Reporting Person 570,976
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.6%
12	Type of Reporting Person IN

CUSIP No. 87184Q206	Schedule 13G	Page 5 of 9

ITEM 1. (a)	Name of Issuer

Syros Pharmaceuticals, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

35 CambridgePark Drive, 4th Floor

Cambridge, MA 02140

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Ally Bridge MedAlpha Master Fund L.P. (“MedAlpha”)

Ally Bridge Group (NY) LLC

ABG Management Ltd.

Mr. Fan Yu

(b)	Address or Principal Business Office:

The address for each of MedAlpha and Ally Bridge Group (NY) LLC is 430 Park Avenue, 12th Floor, New York, NY 10022.

The address for each of the other Reporting Persons is Suites 2128 & 2153, Level 21, New World Tower 16-18 Queen’s Road Central, Central, Hong Kong.

(c)	Citizenship of each Reporting Person is:

Ally Bridge Group (NY) LLC is an entity organized under the laws of State of Delaware. Mr. Fan Yu is a citizen of Hong Kong. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

(d)	Title of Class of Securities:

Common stock, $0.001 par value (“Common Stock”).

(e)	CUSIP Number:

87184Q206

ITEM 3.

Not applicable.

CUSIP No. 87184Q206	Schedule 13G	Page 6 of 9

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer, based on 21,638,047 shares of Common Stock outstanding, which includes (i) 21,067,071 shares of Common Stock outstanding as of November 10, 2023, as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023, and (ii) 570,976 shares of Common Stock issuable upon exercise of warrants held of record by MedAlpha that are presently exercisable or exercisable within 60 days of the date of this filing.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Ally Bridge MedAlpha Master Fund L.P.	570,976	2.6%	0	570,976	0	570,976
Ally Bridge Group (NY) LLC	570,976	2.6%	0	570,976	0	570,976
ABG Management Ltd.	570,976	2.6%	0	570,976	0	570,976
Mr. Fan Yu	570,976	2.6%	0	570,976	0	570,976

MedAlpha may be deemed to be the beneficial owner of 570,976 shares of Common Stock issuable upon exercise of warrants held of record by MedAlpha.

Mr. Fan Yu is the sole shareholder of ABG Management Ltd., which is the sole member of Ally Bridge Group (NY) LLC, which manages MedAlpha’s investments. As such, each of the foregoing entities and Mr. Fan Yu may be deemed to share beneficial ownership of the shares held of record by MedAlpha. Each of them disclaims any such beneficial ownership.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 87184Q206	Schedule 13G	Page 7 of 9

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 87184Q206	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

Ally Bridge MedAlpha Master Fund L.P.

By: Ally Bridge MedAlpha General Partner L.P., its general partner
By: Ally Bridge MedAlpha GP, LLC, its general partner

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Manager

Ally Bridge Group (NY) LLC

By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

ABG Management Ltd.

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

Fan Yu

/s/ Fan Yu
Name: Fan Yu

CUSIP No. 87184Q206	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement (previously filed).